UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP ANNOUNCES STRONG YEAR-END SALES LEADING TO

10.3% REVENUE GROWTH IN THE 4TH QUARTER OF 2008

Full Year 2008 Revenues:

•	Strong revenue growth of +5.6% at identical exchange rates including the 53rd week in the U.S.

•	Revenues in upper-end of guidance range of +3.0% to +4.5% with +3.9% revenue growth at identical exchange rates excluding 53rd week and acquisitions

•	Comparable store sales growth of +2.5% in the U.S. and +2.2% in Belgium

•	Confirmation of 2008 guidance of flat to 3% operating profit growth at identical exchange rates (excl. charges for Sweetbay impairment and store closings, and the four-store German divestiture)

Fourth Quarter 2008 Revenues:

•	Revenue growth of +10.3% at identical exchange rates including the 53rd week and +4.4% excluding the 53rd week

•	Continued solid comparable store sales growth of +2.9% in the U.S. and +2.7% in Belgium, with particularly strong year-end sales in all companies

Solid Plans to Support 2009 Revenues, Profitability and Cash Flows:

•	Strong cash generation through actions which positively impact our cost structure by EUR 100 million and EUR 50 million working capital improvements

•	Important opening program of 71 to 81 stores to a total of 2,744 to 2,754 stores at the end of 2009

•	Planned capital expenditures of EUR 600 to EUR 620 million

•

Thorough review of portfolio leading to closing of seven underperforming Sweetbay stores and planned divestiture of four German stores resulting in EUR 7 million higher operating profit on an annualized basis and fourth quarter 2008 store closing and impairment after-tax charge of EUR 27.5 million (of which EUR 20.4 million non cash)

CEO Comments

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group: “During the fourth quarter, all of our U.S. operations continued good revenue momentum. Year-end sales in particular were strong and the trend in number of transactions turned positive again when compared to the two previous quarters. Indeed, while the U.S. consumer remained prudent, we responded with many sales building initiatives such as our private brand roll-out and strong holiday merchandising and promotions, which resulted in good revenue dynamics. Delhaize Belgium’s revenues grew in the fourth quarter as a result of increased customer traffic and a continuing improving market share trend. Greece benefited from the conversion of the acquired Plus Hellas stores to the Alfa-Beta banner. As a result of the solid fourth quarter revenues, gross margin supported by higher private label sales and continued cost management, we confirm our 2008 earnings guidance.”

Contacts:
Guy Elewaut:	+ 32 2 412 29 48	Amy Shue (U.S. investors):	+ 1 704 633 82 50 (ext. 2529)
Geert Verellen:	+ 32 2 412 83 62	Barbera Hoppenbrouwers (media):	+32 2 412 86 69
Aurélie Bultynck:	+ 32 2 412 83 61

“Despite the uncertain economic environment, we are confident that our many initiatives will continue to deliver benefits in 2009. Special attention will be given to our private brand offering and price competitiveness. To support our revenue growth, our profitability and our cash flows, we have planned a series of actions which will positively impact in 2009 our cost structure by EUR 100 million. We also plan to partly reinvest a portion of those savings in price. In addition, we plan to exercise discipline by reducing capital expenditures and by generating EUR 50 million working capital improvements. Our decision to close a number of Sweetbay stores and to divest our four German stores will have a positive effect on our ongoing profitability. All of these initiatives should position Delhaize Group to come out of these difficult economic times as an even stronger company.”

FULL YEAR 2008 REVENUES

In 2008, Delhaize Group achieved revenues of EUR 19.0 billion, including the 53rd week in the U.S. This represents an increase of 5.6% at identical exchange rates or 0.4% at actual exchange rates due to the weakening of the U.S. dollar by 6.8% against the euro compared to 2007. Excluding the 53rd week in the U.S., revenues grew by 4.1% at identical exchange rates and decreased by 0.9% at actual exchange rates.

Organic revenue growth of Delhaize Group continued to be strong and amounted to 4.2% in 2008 due to:

•	Repeated strong revenue momentum in all of our U.S. operating companies leading to a solid comparable store sales growth of 2.5% for our U.S. operations;

•	Revenue growth of 1.4% at Delhaize Belgium in 2008, negatively impacted by the divestiture of Di but supported by a 2.2% comparable store sales growth; and

•	Continued outstanding performance of Alfa-Beta in Greece with revenue growth of 13.8% in 2008 (10.7% excluding the Plus Hellas acquisition), on top of an already very strong 13.9% growth in 2007.

The 53 sales weeks in the U.S. in 2008 versus 52 weeks in 2007 resulted in a positive revenue contribution of EUR 258.1 million (USD 379.6 million).

Delhaize Group ended 2008 with a sales network of 2,673 stores. This represents an increase of 128 stores compared to 2007.

FOURTH QUARTER 2008 REVENUES

In the fourth quarter of 2008, revenues of Delhaize Group including the 53rd week grew by 15.8% at actual exchange rates and 10.3% at identical exchange rates. Compared to the euro, the U.S. dollar strengthened 9.9% during the fourth quarter of 2008. Excluding the 53rd week in the U.S., revenues grew by 10.3% at actual exchange rates and 4.4% at identical exchange rates.

Organic revenue growth was 3.9%, supported by solid comparable store sales growth of 2.9% in the U.S. and 2.7% in Belgium. Greece’s revenue growth was again very strong with a 12.7% increase in the fourth quarter, while the Rest of the World segment recorded its best quarterly revenue growth ever of 37.9% at identical exchange rates.

The 14 sales weeks in the U.S. in the fourth quarter of 2008 versus 13 weeks the previous year resulted in a positive revenue contribution of EUR 258.1 million (USD 379.6 million).

SEGMENT REPORTING: REVENUES (Unaudited)

		4th Q 2008	4th Q 2007	Incl. 53rd Week in the U.S.	Excl. 53rd Week in the U.S.	Full Year 2008	Full Year 2007	Incl. 53rd Week in the U.S.	Excl. 53rd Week in the U.S.
United States (1)	USD	5,152.1	4,591.8	+12.2%	+3.9%	19,239.0	18,171.8	+5.9%	+3.8%
United States	EUR	3,823.4	3,157.3	+21.1%	+12.9%	13,080.7	13,259.2	-1.4%	-3.3%
Belgium (2)	EUR	1,158.3	1,139.2	+1.7%	+1.7%	4,406.4	4,345.6	+1.4%	+1.4%
Greece (3)	EUR	378.4	335.7	+12.7%	+12.7%	1,334.6	1,173.1	+13.8%	+13.8%
Rest of the World(4)(5)	EUR	56.8	45.2	+25.5%	+25.5%	201.6	165.5	+21.8%	+21.8%

TOTAL	EUR	5,416.9	4,677.4	+15.8%	+10.3%	19,023.3	18,943.4	+0.4%	-0.9%

(1)	The average exchange rate of the U.S. dollar against the euro increased by 9.9% in the fourth quarter of 2008 (1 EUR = 1.3180 USD) compared to the fourth quarter of 2007. The average exchange rate of the U.S. dollar against the euro decreased by 6.8% in 2008 (1 EUR = 1.4708 USD) compared to 2007.
(2)	Excluding the negative impact of the divestiture of Di, revenues grew by 2.5% in the full year 2008. 2007 has been restated as revenues from the German operations are now included in discontinued operations.
(3)	Excluding the acquisition of Plus Hellas, revenue growth would have been 7.6% in the fourth quarter of 2008 and 10.7% for the full year 2008.
(4)	Excluding the acquisition of La Fourmi, revenue growth would have been 14.1% in the fourth quarter and 17.9% in the full year 2008.
(5)	Mega Image (Romania) and 51% of Lion Super Indo (Indonesia).

•

In 2008, the U.S. operations generated revenues of USD 19.2 billion (EUR 13.1 billion), an increase of 5.9% over 2007 in local currency. Excluding the 53rd week, revenues amounted to USD 18.9 billion (EUR 12.8 billion), an increase of 3.8% over 2007. Comparable store sales increased by 2.5% in 2008 supported by solid growth in all three U.S. operating companies, particularly at Sweetbay, which posted the highest comparable store sales in the U.S. during the year.

In the fourth quarter of 2008, the revenue contribution of Delhaize U.S. was USD 5.2 billion (EUR 3.8 billion), an increase of 12.2% compared to 2007. Excluding the 53rd week, revenues amounted to USD 4.8 billion (EUR 3.6 billion), an increase of 3.9%. Comparable store sales were again strong and grew by 2.9% despite comparing with a strong 3.8% growth last year, with the strongest sales growth this quarter realized at Food Lion.

Fourth quarter revenues were supported by dynamic revenue growth at all three U.S. operating companies. Transaction count was positive at Food Lion and Sweetbay and stable at Hannaford and this marked a clear reversal of the negative trend in the previous two quarters. Private label sales continued to boom and amounted to 19.2% of revenues at Food Lion. Price investments started in the summer months and the market renewal program also continued to bear fruit. Hannaford benefited from a reinforced price position since the middle of the year. At Sweetbay, revenue growth of most stores continued to be strong.

Holiday sales were strong at all of our U.S. companies, with a higher number of transactions compared to last year, which translated in a solid performance in the current economic environment. In addition, the 53rd week contributed an additional USD 379.6 million in revenues.

For the full year, our U.S. operating companies benefited from the continued positive impact of initiatives that included:

•	at Food Lion, increased promotional and pricing initiatives, expanded customer segmentation work and four market renewals;

•	at Hannaford, the nutritional information system Guiding Stars and ongoing price investments;

•	at Sweetbay, continued price investments that led to an improved price reality and perception, and important assortment changes increasingly adapting the stores to the local specificities.

Additionally, revenue momentum at all three of our U.S. operating companies was supported by the successful introduction of our three-tier private label program. This program will be further developed in 2009 and the years to come.

Delhaize Group finished the year 2008 with 1,594 supermarkets in the U.S. During 2008, we opened 37 new stores in the U.S. The Company also closed 6 stores that were relocated and 7 other stores. This resulted in a net increase of 24 stores, 3 more net openings than in 2007.

Additionally, in 2008, Delhaize Group re-opened 161 supermarkets in the U.S. after remodeling or expansion work. This included 101 Food Lion renewals in the following markets: Wilmington, North Carolina; Richmond, Virginia; Charlottesville, Virginia; and Savannah, Georgia. We had an additional 50 store renewals at Food Lion, 8 at Hannaford and 2 at Sweetbay.

In 2009, Delhaize Group plans to open between 38 and 43 new supermarkets in the U.S., including 30 to 35 Food Lion stores under the banners Food Lion, Bottom Dollar, Bloom and Harveys (compared to 30 in 2008), five Hannaford stores (compared to three in 2008) and three Sweetbay stores (four in 2008). In addition, the Group plans to close approximately 27 stores. This includes seven underperforming Sweetbay stores, seven stores that will be relocated (six Food Lion stores and 1 Hannaford store) and 13 other stores. This will result in a net increase of between approximately 11 to 16 stores to a total number of between 1,605 and 1,610 stores at the end of 2009.

In 2009, 52 U.S. stores will be remodeled, including 43 stores as part of Food Lion’s market and store renewal programs. Two market renewals are planned by Food Lion for the year 2009: Daytona, Florida, and Columbia, South Carolina.

•

Delhaize Belgium posted revenues of EUR 4.4 billion in 2008, an increase of 1.4% over 2007. Comparable store sales increased by 2.2%, an improvement compared to 1.6% in 2007. Total revenue growth was negatively impacted by the divestiture of the beauty and body care business Di at the end of the second quarter of 2007 and the conversion of Cash Fresh stores to Delhaize banners. Excluding both elements, revenues of Delhaize Belgium grew by 2.9% in 2008, particularly as a result of more customer transactions.

In the fourth quarter of 2008, Delhaize Belgium revenues amounted to EUR 1.2 billion, an increase of 1.7% over 2007. Revenues were impacted by a national day of strike and a negative calendar effect. Comparable store sales, adjusted for this calendar effect, grew by 2.7% with strong support from the affiliate business. The number of transactions continued to grow, supported by the major pricing and communication initiatives since the start of the year. Price investments resulted in internal food inflation being 240 basis points lower than external food inflation. Holiday sales were very strong. The market share trend continued to improve resulting in an almost stable market share in the fourth quarter when compared to the same period in prior year.

In 2008, the sales network of Delhaize Belgium was extended by 37 stores (compared to 27 in 2007) to 775 at year-end, including 141 company-operated supermarkets in Belgium, 40 stores in the

Grand-Duchy of Luxembourg and four stores in Germany. In addition, 15 supermarkets were remodeled in Belgium in 2008.

In 2009, 29 to 34 new stores (25 to 30 net after the divestiture of the four German stores), including one company-operated supermarket, will be added to the sales network of Delhaize Belgium, bringing the total to between 800 and 805 stores at the end of 2009. Delhaize Belgium plans to remodel 17 stores in 2009.

•

In 2008, the performance of Alfa-Beta in Greece was again very strong: revenues increased by 13.8%, reaching EUR 1.3 billion. During the fourth quarter of 2008, revenues amounted to EUR 378.5 million, 12.7% more than in the fourth quarter of 2007. Excluding revenues from the Plus Hellas acquired stores, revenue growth would have been 7.6% for the fourth quarter and 10.7% for the full year.

Alfa-Beta’s performance has been outstanding throughout the last years thanks to its excellent comparable store sales growth and the growth of its store network. Since mid 2008, Alfa-Beta has significantly reinforced its price investments to address the increased pressures on consumer purchasing power. The social and political unrest in December had no material impact on our business.

In 2008, Delhaize Group increased the number of stores operated in Greece by 42 (including 29 acquired Plus Hellas stores) and operated 201 stores at year-end. In 2009, the sales network of Alfa-Beta is expected to be extended by 16 stores, excluding possible acquisitions.

•

In 2008, the revenues of the Rest of the World segment (Romania and Indonesia) amounted to EUR 201.6 million, showing an exceptional increase of 35.8% versus the prior year at identical exchange rates. During the fourth quarter, revenues increased by 37.9% at identical exchange rates supported by strong comparable store sales growth, new store openings and the successful banner conversion of the La Fourmi stores, acquired on September 1, 2008.

The Rest of the World sales network of Delhaize Group included 103 supermarkets at year-end (40 in Romania and 63 in Indonesia), 25 more than 2007 thanks to the 14 La Fourmi stores acquired in Romania and the rapid organic growth in both countries. In 2009, Delhaize Group expects to further increase its sales network in its Rest of the World segment by 19 stores to a total of 122 stores.

2008 OUTLOOK

Delhaize Group confirms its full year 2008 guidance as updated on July 18, 2008 and confirmed on November 6, 2008 with the publication of the third quarter 2008 results and expects the following financial results at identical exchange rates (1 EUR = 1.3705 USD), excluding the 53rd week in the U.S., the impact of the acquisition of Plus Hellas, the impairment charge on Delhaize Germany and the store closing and impairment charges on Sweetbay (see below):

•	Operating profit growth of 0.0% to 3.0%

•	Net profit from continuing operations (including minority interests) growth of 15% to 20%

2009 OUTLOOK

Delhaize Group has developed solid plans to support its continued growth and performance in 2009 despite the difficult economic environment. The main focus will be on offering our customers very attractive alternatives, particularly through our fresh and private label assortments and highly competitive pricing. In addition, Delhaize Group plans to increase its sales network by between 71 and 81 stores, the second consecutive year with a high number of store openings. This will result in a total of 2,744 to 2,754 stores at year-end.

To support our revenue growth, profitability and cash flows in 2009, Delhaize Group plans EUR 100 million cost reductions and EUR 50 million working capital improvements. Capital expenditures will amount to EUR 600 to EUR 620 million (excluding leases), including approximately USD 580 to USD 600 million for the U.S. operations (translated into EUR at the average exchange rate of 2008 of 1 EUR = 1.4708 USD).

As a result of a thorough portfolio review, Delhaize Group has decided to close seven underperforming Sweetbay stores in the coming weeks and to launch the process to divest the four German stores. The combination of both decisions will have a positive annualized impact of approximately EUR 7 million on the operating profit of Delhaize Group on top of the EUR 100 million cost savings plan.

While most Sweetbay stores have been performing consistently better since their banner conversion and the price investment program started mid 2007, a handful of Sweetbay stores remained significantly underperforming with too much of an uncertain future. The pre-tax charge to close these stores amounts to approximately EUR 16.2 million (EUR 10.3 million after tax) or USD 23.8 million (USD 15.1 million after tax) and will be recorded in the fourth quarter of 2008, while a non-cash impairment charge related to 19 other Sweetbay stores of approximately EUR 14.5 million (EUR 9.2 million after tax) or USD 21.4 million (USD 13.6 million after tax) is also recorded in the fourth quarter results of 2008.

Delhaize Group also decided to launch the process of divesting its four loss-making German stores, opened as a test since 2003. Consequently, the results of the German business will be reported as results from discontinued operations in the 2008 financial statements. In the fourth quarter of 2008, the planned divestiture results in a pre-tax impairment charge of approximately EUR 8.0 million (EUR 8.0 million after tax) which will be included in results from discontinued operations.

Delhaize Group will disclose additional 2009 guidance on March 12, 2009, at the occasion of the publication of its 2008 earnings.

IDENTICAL EXCHANGE RATES AND ORGANIC REVENUE GROWTH

RECONCILIATION (1) (unaudited)

4th Q 2008	4th Q 2007	% Change	(in millions of EUR)	YTD 2008	YTD 2007	% Change
5,416.9	4,677.4	15.8%	Revenues	19,023.3	18,943.4	0.4%
(258.7)	—	—	Effect of exchange rates	980.5	—	—
5,158.2	4,677.4	10.3%	Revenues at identical exchange rates	20,003.8	18,943.4	5.6%
—	—	—	Divestitures	—	(47.4)	—
(23.1)	—	—	Acquisitions	(43.0)	—	—
(277.0)	—	—	53rd sales week in the U.S.	(277.0)	—	—

4,858.1	4,677.4	3.9%	Organic sales growth	19,683.8	18,896.0	4.2%

(1)	2007 has been restated as revenues from the German operations are now included in discontinued operations.

NUMBER OF STORES

	End of 2007	End of 3rd Q 2008	Change 2008		End of 2008		End of 2009 Planned
United States	1,570	1,577	+24	(1)	1,594		1,605-1,610	(2)
Belgium	738	759	+37		775	(3)	800-805
Greece	159	195	+42		201	(4)	217
Romania	22	38	+18		40	(5)	48
Indonesia	56	61	+7		63		74

Total	2,545	2,630	+128		2,673		2,744-2,754

(1)	Including the opening or acquisition of 37 new stores, the closing of 6 stores that were relocated and the closing of 7 other stores.
(2)	In 2009, Delhaize Group expects to open 38 to 43 new supermarkets in the U.S. The Group plans to close 7 stores to be relocated and 20 other stores. This will result in a net increase of 11 to 16 stores to a total number of 1,605 to 1,610 stores at the end of 2009.
(3)	Including 40 stores in the Grand-Duchy of Luxembourg and 4 stores in Germany which will be disposed in 2009.
(4)	Including 29 Plus Hellas stores.
(5)	Including 14 La Fourmi stores.

FINANCIAL CALENDAR

• Press release – 2008 fourth quarter and full year 2008 results	March 12, 2009
• Press release – 2009 first quarter results	May 6, 2009
• Press release – 2009 second quarter results	August 6, 2009
• Press release – 2009 third quarter results	November 5, 2009

DEFINITIONS

•	Capital expenditures: purchases of property, plant and equipment, and intangible assets, excluding assets under finance lease

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Revenues: sale of goods to retail and wholesale customers and point of sale services to retail customers, net of sales taxes and value added taxes, and of discounts, allowances and incentives granted to those customers

•	Organic revenue growth: revenue growth, excluding revenues from acquisitions and divestitures, at identical currency exchange rates

In its financial communication, Delhaize Group uses certain non-GAAP measures. Delhaize Group does not represent these measures as alternative measures to net earnings or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similar titled measures by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. The non-GAAP measures that are used in this press release are reconciled to financial measures determined in accordance with IFRS.

BASIS OF PREPARATION

The information contained in this press release includes unaudited financial information that has been prepared using accounting policies in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as adopted by the European Union, or EU.

Delhaize Group

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2008, Delhaize Group’s sales network consisted of 2,673 stores. In 2008, Delhaize Group posted EUR 19.0 billion (USD 28.0 billion) in revenues. In 2007, Delhaize Group posted EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2007 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: January 20, 2009	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President